

April 29, 2026

David S. DeMarco
Chief Executive Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801

> **Re: Arrow Financial Corporation**
> **Registration Statement on Form S-4**
> **Filed April 22, 2026**
> **File No. 333-295242**

Dear David S. DeMarco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Ernest J. Panasci